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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

IMMEDIATEK, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
45252S 30 6
(CUSIP Number)
Robert S. Hart, Esq.
5424 Deloache Avenue
Dallas, Texas 75220
(214) 378-5301
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 18, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45252S 30 6	Page	2	of	10 Pages

1	NAMES OF REPORTING PERSONS Radical Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC & OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,024,082 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

15,024,082 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,024,082 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

98.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 14,563,804 shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock and 231,195 shares of common stock that are issuable upon conversion of 69,726 shares of Series B Convertible Preferred Stock that Radical Holdings LP has purchased pursuant to, and under the terms and conditions set forth in, the Securities Purchase Agreement, dated as of July 18, 2008, by and between Immediatek, Inc. and Radical Holdings LP. The shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 96.50809% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of each of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 15,024,082 shares of common stock is based upon 535,321 shares of common stock outstanding immediately prior to the purchase of the Series B Convertible Preferred Stock.

CUSIP No.	45252S 30 6	Page	3	of	10 Pages

1	NAMES OF REPORTING PERSONS Radical Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,024,082 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

15,024,082 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,024,082 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

98.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 14,563,804 shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock and 231,195 shares of common stock that are issuable upon conversion of 69,726 shares of Series B Convertible Preferred Stock that Radical Holdings LP has purchased pursuant to, and under the terms and conditions set forth in, the Securities Purchase Agreement, dated as of July 18, 2008, by and between Immediatek, Inc. and Radical Holdings LP. The shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 96.50809% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of each of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 15,024,082 shares of common stock is based upon 535,321 shares of common stock outstanding immediately prior to the purchase of the Series B Convertible Preferred Stock.

CUSIP No.	45252S 30 6	Page	4	of	10 Pages

1	NAMES OF REPORTING PERSONS Mark Cuban

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,024,082 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	98.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Includes 14,563,804 shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock and 231,195 shares of common stock that are issuable upon conversion of 69,726 shares of Series B Convertible Preferred Stock that Radical Holdings LP has purchased pursuant to, and under the terms and conditions set forth in, the Securities Purchase Agreement, dated as of July 18, 2008, by and between Immediatek, Inc. and Radical Holdings LP. The shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 96.50809% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of each of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 15,024,082 shares of common stock is based upon 535,321 shares of common stock outstanding immediately prior to the purchase of the Series B Convertible Preferred Stock.

CUSIP No. 45252S 30 6	Page 5 of 10 Pages
This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D jointly filed by Radical Holdings LP, Radical Management, LLC, Radical Investments LP, Radical Fund Management LLC, Radical Incubation LP, Radical Incubation Management LLC and Mark Cuban with the Securities and Exchange Commission (the “Commission”) on February 3, 2006, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on March 15, 2006, Amendment No. 2 to Schedule 13D filed with the Commission on October 17, 2006, Amendment No. 3 to Schedule 13D filed with the Commission on September 6, 2007 and Amendment No. 4 to Schedule 13D filed with the Commission on November 8, 2007 (as amended and supplemented, collectively, the “Schedule 13D”), relating to the common stock, $0.001 par value per share, of Immediatek, Inc., a Nevada corporation. Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.
Item 1. Security and Issuer
Item 1 is hereby amended and restated in its entirety to read as follows:
This Statement on Schedule 13D (as amended and supplemented, this “Statement” or this “Schedule 13D”) relates to 15,024,082 shares of common stock, $0.001 par value per share (the “Common Stock”), of Immediatek, Inc., a Nevada corporation (the “Company”). This includes 14,563,804 shares of Common Stock that are issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock of the Company and 231,195 shares of Common Stock that are issuable upon conversion of 69,726 shares of Series B Convertible Preferred Stock of the Company. The shares of Series A Convertible Preferred Stock and the shares of Series B Convertible Preferred Stock are convertible, at any time at the option of Radical Holdings LP, a Texas limited partnership (the “Partnership”), collectively, into that number of full shares of Common Stock representing 96.50809% of the total Common Stock outstanding after giving effect to the conversion. The conversion price of each of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 15,024,082 shares of Common Stock was calculated based upon 535,321 shares of Common Stock outstanding on July 18, 2008.
The Company’s principal executive office is located at 320 South Walton, Dallas, Texas 75226.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented to read as follows:
On July 18, 2008, the Partnership purchased 69,726 shares of Series B Convertible Preferred Stock for an aggregate purchase price of $500,000 from the Company, pursuant to a Securities Purchase Agreement (See “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” below). The Partnership made this purchase utilizing funds from its available working capital.

CUSIP No. 45252S 30 6	Page 6 of 10 Pages
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety to read as follows:
As of July 18, 2008, the Partnership was the beneficial owner of 15,024,082 shares of Common Stock, which represents 98% of the Common Stock. This includes 14,563,804 shares of Common Stock that are issuable upon the conversion of 4,392,286 shares of Series A Convertible Preferred Stock of the Company and 231,195 shares of Common Stock that are issuable upon conversion of 69,726 shares of Series B Convertible Preferred Stock of the Company. The shares of Series A Convertible Preferred Stock and the shares of Series B Convertible Preferred Stock are convertible, at any time at the option of the Partnership, collectively, into that number of full shares of Common Stock representing 96.50809% of the total Common Stock outstanding after giving effect to the conversion. The conversion price of each of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 15,024,082 shares of Common Stock was calculated based upon 535,321 shares of Common Stock outstanding on July 18, 2008, according to information provided to the Reporting Persons by the Company.
The holders of the shares of Series A Convertible Preferred Stock and shares of Series B Convertible Preferred Stock are entitled to vote on all matters required or permitted to be voted upon by the stockholders of the Company. Each holder of shares of Series A Convertible Preferred Stock and shares of Series B Convertible Preferred Stock is entitled to the number of votes equal to the largest number of full shares of Common Stock into which all shares of Series A Convertible Preferred Stock and shares of Series B Convertible Preferred Stock held by that holder could be converted. Except as required by law on matters requiring class voting, the holders of the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Common Stock vote together as a single class. The Certificate of Designation, Rights and Preferences of Series A Convertible Preferred Stock (the “Series A Certificate of Designation”), which describes the terms of the Series A Convertible Preferred Stock was filed as Exhibit 3.1 to Amendment No. 4 to Schedule 13D filed with the Commission on November 8, 2007 and incorporated herein by reference. The Certificate of Designation, Rights and Preferences of the Series B Convertible Preferred Stock (the “Series B Certificate of Designation”), which describes the terms of the Series B Convertible Preferred Stock, is filed as Exhibit 10.1 to this Schedule 13D and incorporated herein by reference.
The General Partner, as the general partner of the Partnership, has the power to vote, or to direct the vote of, and the power to dispose, or to direct the disposition of, the shares of Common Stock, the shares of Series A Convertible Preferred Stock, the shares of Series B Convertible Preferred Stock and the shares of Common Stock acquirable upon conversion of the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock on behalf of the Partnership. The General Partner, the Principal and the Officers may be deemed to have beneficial ownership of these securities. The General Partner, the Principal and the Officers disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interests therein.

CUSIP No. 45252S 30 6	Page 7 of 10 Pages
On July 18, 2008, the Partnership purchased 69,726 shares of Series B Convertible Preferred Stock at a purchase price of $7.17092619 per share from the Company in a privately negotiated transaction governed by a Securities Purchase Agreement entered into by and between the Partnership and the Company. Except for the purchase of Series B Convertible Preferred Stock described in the immediately preceding sentence, none of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby supplemented as follows:
Securities Purchase Agreement: On July 18, 2008, the Company and the Partnership entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which the Company issued and sold, and the Partnership purchased, 69,726 shares of Series B Convertible Preferred Stock of the Company for an aggregate purchase price of $500,000, or $7.17092619 per share of Series B Convertible Preferred Stock. In the Purchase Agreement, the Company represented and warranted to, and covenanted with, the Partnership as to various matters. A copy of the Securities Purchase Agreement is attached as Exhibit 9.1 to this Schedule 13D and incorporated herein by reference. The purchase and sale of 69,726 shares of Series B Convertible Preferred Stock pursuant to the Purchase Agreement was consummated on July 18, 2008.
The above summary description of the Purchase Agreement and the Series B Certificate of Designation is not intended to be complete and is qualified in its entirety to the full text of those agreements, which are incorporated herein by reference. The terms of the Series B Convertible Preferred Stock are described in greater detail in the Series B Certificate of Designation, the full text of which is incorporated herein by reference. A copy of the Securities Purchase Agreement and the Series B Certificate of Designation is attached as Exhibits 9.1 and 10.1, respectively, to this Schedule 13D.

CUSIP No. 45252S 30 6	Page 8 of 10 Pages
Item 7. Material to Be Filed as Exhibits
Item 7 is hereby supplemented as follows:

Exhibit
Number	Description of Exhibit
9.1	Securities Purchase Agreement, dated July 18, 2008, by and between Immediatek, Inc. and Radical Holdings LP.
10.1	Series B Certificate of Designation

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2008	RADICAL HOLDINGS LP,
a Texas limited partnership

	By:	Radical Management LLC,
a Texas limited liability company,
its general partner

		By:	/s/ MARK CUBAN

		Name:	Mark Cuban
		Title:	President

RADICAL MANAGEMENT LLC,
a Texas limited liability company

	By:	/s/ MARK CUBAN

	Name:	Mark Cuban
	Title:	President

/s/ MARK CUBAN

Mark Cuban

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
9.1	Securities Purchase Agreement, dated July 18, 2008, by and between Immediatek, Inc. and Radical Holdings LP.
10.1	Series B Certificate of Designation